


02021358 ~~and~~ Exchange Commission
Washington, D.C. 20549

FEB 2 8 2002

Facing Page		
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-35288

Report for the Period Beginning _____January 1, 2001_____ and Ending _____December 31, 2001_____
MM/DD/YY   MM/DD/YY

Name of Broker-Dealer:
NatCity Investments, Inc.

Official Use Only

_____017490_____
Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

1965 East Sixth Street
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

John P. Beer   (216) 222-3316
(Area Code—Telephone Number)

Accountant Identification

Independent Public Accountant whose opinion is contained in this Report*

(Name—if individual, state last, first, middle name)

Ernst & Young LLP

1300 Huntington Building 925 Euclid Avenue	Cleveland	Ohio	44115
(Address) Number and Street	**City**	**State**	**(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

For Official Use Only

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Oath or Affirmation

I, *John P. Beer,* swear (or affirm) that to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of *NatCity Investments, Inc.* as of *December 31, 2001* is true and correct.

_____
Signature

_____
Chief Financial Officer
Title

This report** contains (check all applicable boxes):

  ✓   (a) Facing page.
  ✓   (b) Statement of Financial Condition.
_____ (c) Statement of Operations.
_____ (d) Statement of Cash Flows.
_____ (e) Statement of Changes in Stockholder's Equity.
_____ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
_____ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
_____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_____ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_____ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
  ✓   (l) An Oath or Affirmation.
_____ (m) A copy of the SIPC Supplemental Report.
_____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

0111-0249060



■ Ernst & Young LLP
Suite 1300
925 Euclid Ave.
Cleveland, Ohio 44115-1476

■ Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
NatCity Investments, Inc.

We have audited the accompanying statement of financial condition of NatCity Investments, Inc. as of December 31, 2001. This financial statement is the responsibility of NatCity Investments, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NatCity Investments, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

January 30, 2002


NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2001


Assets

Cash	$ 1,762,176
Securities owned, at market value	176,064,016
Receivables from employees and affiliated companies	5,938,361
Interest receivable	165,251
Equipment and improvements, at cost, net of accumulated depreciation of $6,083,807	3,181,781
Goodwill, net of accumulated amortization of $1,627,516	3,380,227
Membership in exchange, at cost	39,500
Other assets	3,177,179
Total assets	$ 193,708,491

Liabilities and stockholder's equity

Liabilities:

Payable to clearing firm	$ 26,445,200
Securities sold, not yet purchased, at market value	2,013,688
Payables to affiliated companies	2,861,657
Accrued compensation	20,441,903
Accounts payable and other accrued expenses	4,600,503
Accrued Interest	52,865
Total liabilities	56,415,816
Subordinated loans from National City Corporation	95,000,000

Stockholder's equity:

Common stock (no par value; stated at $1 per share; 1,000 shares authorized, issued and outstanding)	1,000
Additional paid-in-capital	24,043,124
Retained earnings	18,248,551
	42,292,675
Total liabilities and stockholder's equity	$ 193,708,491

See notes to financial statements.

NatCity Investments, Inc.

Statement of Financial Condition

December 31, 2001

1. Organization

NatCity Investments, Inc. (the Company), is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc (NASD) and the Chicago Stock Exchange. All shares of common stock outstanding are owned by National City Corporation (the Parent).

The Company provides full-service brokerage services to institutional and retail customers on a fully-disclosed basis. The Company also provides investment banking services which includes underwriting and investment advisory services. Substantially all of the Company's customers are located in Ohio, Indiana, Kentucky, Pennsylvania, Illinois and Michigan. The Company also acts as an agent for affiliates of the Parent in certain transactions.

The Company trades in municipal obligations, U.S. government and agency securities, money-market instruments, and corporate obligations and is a market maker in eighty-six common stocks.

The Company clears its securities transactions on a fully disclosed basis through First Clearing Corporation (the clearing firm).

2. Summary of Significant Accounting Policies

Securities Transactions

Securities owned are stated at market value. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, there were no outstanding repurchase or resale agreements.

Equipment and Improvements

Equipment and improvements are recorded at cost. Depreciation is computed principally by the straight-line method using estimated useful lives of the assets.

Goodwill

Goodwill represents the excess of the purchase price over net identifiable assets acquired and is being amortized on a straight-line basis over 20 years.

Effective January 1, 2002, the Company adopted SFAS 142, *Goodwill and Other Intangible Assets*. Under the provisions of SFAS 142, goodwill will no longer be amortized into net income over an estimated life but rather will be tested at least annually for impairment based on specific guidance provided in the new standard. Management has performed a preliminary transitional impairment test on goodwill and at this time does not expect an impairment loss to be recorded in 2002 as a result of this test. The Company currently does not have any other indefinite-lived intangible assets on its balance sheet.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, receivables, securities owned, securities purchased under agreements to resell and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including securities sold, not yet purchased, securities sold under agreements to repurchase, liabilities subordinated to claims of general creditors and certain payables are carried at fair value or contracted amounts approximating fair value.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements

3. Payable to Clearing Firm

Included in the payable to clearing firm are the amounts due to the clearing firm for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing firm from whom it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

4. Transactions with Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor the required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Transactions with Customers (continued)

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2001, there were no amounts to be indemnified to the clearing broker for these customer accounts.

5. Subordinated Debt

At December 31, 2001, the Company had a $50,000,000 temporary subordinated loan with the Parent and $45,000,000 outstanding on its $75,000,000 unsecured revolving subordinated credit line with the Parent. The debt service cost on both these facilities is .75% above the one-month LIBOR.

These loans, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and the Parent's affiliates.

Cash balances with affiliate organizations at December 31, 2001 were $553,952. Investments in money market funds at December 31, 2001 for which an affiliate organization was the fund advisor were $59,836,000, and are classified as securities owned.

7. Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Parent's policy is to allocate income taxes to its subsidiaries on a separate return basis, which includes any net operating income or losses or alternative minimum taxes, subject to recognition of such items on a consolidated basis.

Deferred tax assets were $5,873,000 as of December 31, 2001 and result primarily from employee benefits deductions.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of $19,782,990 which was $16,156,181 in excess of its required net capital of $3,626,809. The Company's ratio of aggregate indebtedness to net capital was approximately to 2.75 to 1.

9. Commitments and Contingencies

Future minimum annual lease payments under operating leases are as follows:

Years ending December 31:	
2002	$ 3,138,766
2003	2,427,312
2004	1,462,886
2005	1,394,751
2006	266,485
Thereafter	252,127
	$ 8,942,327

In the normal course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.